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                             October 14, 2022

       Anat Heller
       Chief Financial Officer
       Mobileye Holdings Inc.
       Har Hotzvim, 13 Hartom Street
       Jerusalem 9777513, Israel

                                                        Re: Mobileye Holdings
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 30,
2022
                                                            File No. 333-267685

       Dear Anat Heller:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed September 30, 2022

       Risks Related to our Relationship with Intel and our Dual Class
Structure
       We may have conflicts of interest with Intel..., page 47

   1. We note your disclosure that, under the Technology and Services Arrangement and the LiDAR Product
Collaboration Agreement, Intel will own most or all intellectual property that you
develop involving lidar or radar technology. Please discuss the risks and uncertainties regarding
how these arrangements may impact your business operations or financial results.
Disclose in the prospectus summary the risks and conflicts of interest related to your
agreements with Intel.
 Anat Heller
FirstName LastNameAnat
Mobileye Holdings Inc. Heller
Comapany
October 14,NameMobileye
            2022        Holdings Inc.
October
Page 2 14, 2022 Page 2
FirstName LastName
Certain Relationships and Related Party Transactions
Historical Related Party Transactions
Cross-License Agreement, page 151

2. Please file as an exhibit the Cross-License Agreement. Refer to Item 601(b)(10) of
         Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you
have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      P. Michelle Gasaway